Exhibit 21

Subsidiaries of the Registrant

Name	State of Incorporation

Cape Savings Bank	New Jersey (direct)

Cape New Jersey Investment Company	New Jersey (indirect)

Cape Delaware Investment Company	Delaware (indirect)

Cape May County Savings Service Corporation (inactive)	New Jersey (indirect)

CASABA Real Estate Holding Corporation (inactive)	New Jersey (indirect)